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                              February 22, 2021

       Michael Hutchby
       CFO
       Cherry Hill Mortgage Investment Corp
       1451 Route 34, Suite 303
       Farmingdale, NJ 07727

                                                        Re: Cherry Hill
Mortgage Investment Corp
                                                            Forms 8-K Filed
December 2, 2020
                                                            Response Dated
December 23, 2020
                                                            File No. 001-36099

       Dear Mr. Hutchby:

               We have reviewed your December 23, 2020 response to our comment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K Filed December 2, 2020

       Item 9.01 Financial Statements, page 1

   1. We note that you reported deferred tax assets of approximately $2.7 million and $20.3 million as of December
31, 2019 and September 30, 2020, respectively. We further note your reported losses in
2019 and the nine-months ended September 30, 2020. Please
                                                        explain to us your
consideration of ASC 740-10-30-16 to -24 in determining that the deferred tax assets do
not require a valuation allowance. Include in your response an explanation of the
nature of the deferred tax assets, how they typically reverse, and the sources of taxable
income that you determined would be available to realize the tax benefit for deductible
temporary difference. To the extent you relied on tax-planning strategies as a source
of future taxable income, please explain to us your consideration of the conditions in ASC
740-10-30-19.
 Michael Hutchby
FirstName
Cherry HillLastNameMichael  Hutchby
            Mortgage Investment Corp
Comapany22,
February   NameCherry
             2021      Hill Mortgage Investment Corp
February
Page 2 22, 2021 Page 2
FirstName LastName
       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction